FILE  NO. 69-93






                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2


     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
              PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY
                                 ACT OF 1935


                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                        NIAGARA MOHAWK POWER CORPORATION



HEREBY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION, PURSUANT TO RULE 2, ITS STATEMENT CLAIMING EXEMPTION AS A HOLDING COMPANY FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AND SUBMITS THE FOLLOWING
INFORMATION:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
     (EWG) OR FOREIGN UTILITY COMPANY IN WHICH THE CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.


COLUMN A                                COLUMN B                COLUMN C             COLUMN D
---------------------------------  -------------------  -------------------------  ------------

                                                                                   % OF VOTING
                                        STATE OF                                    SEC. OWNED
NAME AND LOCATION OF COMPANY          ORGANIZATION         NATURE OF BUSINESS      BY CLAIMANT
---------------------------------  -------------------  -------------------------  ------------
Niagara Mohawk Power Corporation.  New York             Electric and Gas Utility   N/A
(NMPC or Claimant)
Syracuse, New York

Opinac North America, Inc.. . . .  Delaware             Investment Company         100.00%
("Opinac NA")                                           (Note A)

NM Uranium, Inc.. . . . . . . . .  Texas                Mining                     100.00%
Syracuse, New York

NM Properties, Inc. . . . . . . .  New York             Real Estate Development    100.00%
Syracuse, New York                                      (Note B)

EMCO-TECH, Inc. . . . . . . . . .  New York             (Note C)                   100.00%
Syracuse, New York

NM Receivables Corp II. . . . . .  New York             (Note D)                   100.00%
Syracuse, New York

NM Receivables LLC. . . . . . . .  New York             (Note E)                   N/A
Syracuse, New York

Moreau Manufacturing Corporation.  New York             Owns and operates          66.67%
("Moreau")                                              a hydroelectric
Syracuse, New York                                      generating station

Beebee Island Corporation . . . .  New York             Owns and operates          82.84%
("Beebee")                                              a hydroelectric
Syracuse, New York                                      generating station


Note A - Opinac NA owns 100% of Opinac Energy Corporation and 100% of
         Niagara Mohawk Energy, Inc. Opinac Energy Corporation is an investment company, which owns 50% of Canadian Niagara Power Company, Limited ("CNP") (an electric utility located in Ontario, Canada), incorporated in the province of Ontario, Canada. Niagara Mohawk Energy, Inc.
         ("NM Energy"), an unregulated company, is an energy marketing and energy related energy services company located in Syracuse, New York, incorporated in the state of Delaware. NM Energy owns 100% of Niagara Mohawk Energy Marketing, Inc. (incorporated in the State of Delaware), 100% of Global Energy Enterprises India Private Limited, 90% of
         Dolphin Investments International, Inc. (a corporation organized and existing under the laws of Nevis, West Indies).

Note B - Formerly NM Holdings, Inc. (name changed in October 1998).  Owns
         100% of Hudson Pointe, Inc., Land Management and Development, Inc., LandWest, Inc., Moreau Park, Inc., Riverview, Inc., Salmon Shores, Inc., Upper Hudson Development, Inc., and OPropco, Inc., each of which are real estate development companies located in Syracuse, New York and incorporated in the state of New York.

Note C - EMCO-TECH, Inc. was inactive at December 31, 1998 and was dissolved
         January 15, 1999.

Note D - Corporation was formed in 1998 to manage the operations of NM
         Receivables LLC in which it has an interest of .00164%.

Note E - Limited liability company was formed in 1998, whose business consists of the purchase and resale of an undivided interest in a designated pool of customer receivables, including accrued unbilled revenues. NMPC owns 99.99836% and NM Receivables Corp. II owns the remaining
        .00164% of NM Receivables LLC.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES, WHICH ARE OUTSIDE THE STATE
     IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

As of December 31, 1998, NMPC owned and operated four fossil fuel steam plants (as well as having a 25% interest in the Roseton Steam Station and its output), two nuclear fuel steam plants, various diesel generating units and 72 hydroelectric plants and had a majority interest in Beebee and Feeder Dam (owned by Moreau) hydro plants and their output. NMPC also operates two other hydro facilities under contract, High Dam Hydro and Marble Street Hydro, owned by the City of Oswego, New York, and the City of Watertown, New York, respectively. NMPC purchases substantially all of the output of these facilities. CNP owns and operates the 76.8 megawatt Rankine hydroelectric plant (which distributes electric power within the province of Ontario) and a windmill generator in the province of Alberta. In addition, NMPC has contracts to purchase electric energy from the New York Power Authority and other sources.

The following is a list of NMPC's major generating stations at December 31, 1998:


                                              NMPC's Share
                                                 of Net
Station, Location                                Energy           Capability
and Percent Ownership                            Source          in Megawatts
-------------------------------------------  ---------------  -  -----------
Huntley, Niagara River (100%) . . . . . . .  Coal                760
Dunkirk, Lake Erie (100%) . . . . . . . . .  Coal                600
Albany, Hudson River (100%) . . . . . . . .  Oil/Natural Gas     400
Oswego, Lake Ontario (100%)  (Unit 5) . . .  Oil                 850
Oswego, Lake Ontario (76%)  (Unit 6). . . .  Oil/Natural Gas     646
Roseton, Hudson River (25%) . . . . . . . .  Oil/Natural Gas     300
Nine Mile Point Unit 1, Lake Ontario (100%)  Nuclear             613
Nine Mile Point Unit 2, Lake Ontario (41%).  Nuclear             469


In June 1998, Oswego Unit 5 returned to service after being put into long-term cold standby in 1994. The claimant is in the process of auctioning its fossil and hydro generating assets and is pursuing a sale of its nuclear generating assets. Through December 31, 1998, binding bids have been accepted for its hydro and coal-fired facilities, and these transactions are expected to be consummated later in 1999.

As of December 31, 1998, NMPC's electric transmission and distribution systems were comprised of 952 substations with a rated transformer capacity of approximately 28,500,000 kva, approximately 8,000 circuit miles of overhead transmission lines, approximately 1,100 cable miles of underground transmission lines, approximately 113,100 conductor miles of overhead distribution lines and approximately 5,800 cable miles of underground distribution cables. Only a part of such transmission and distribution lines are located on property owned by NMPC. The electric system of NMPC is directly interconnected with other electric utility systems in Ontario and Quebec, Canada, New York, Massachusetts, Vermont and Pennsylvania, and indirectly interconnected with most of the electric utility systems in the United States.

As of December 31, 1998, NMPC's natural gas system was comprised of approximately 9,100 miles of pipelines and mains, only a part of that is located on property owned by NMPC.

Beebee owns and operates a hydroelectric generating station (8 megawatts rated capacity) located on the Black River in the City of Watertown, Jefferson County, New York.

Moreau owns and operates a hydroelectric generating station (5 megawatts rated capacity) located on the Hudson River in the Town of Moreau, Saratoga County, New York.

3. THE FOLLOWING INFORMATION IS FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     (a) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

          Company                                 Kwh            Revenues
          -------                                 ---            --------

          NMPC (in New York State)     36,431,532,000      $3,116,451,000
          Beebee (in New York State)       45,481,000 (1)  $      521,283
          Moreau (in New York State)       24,734,000 (2)  $      642,422
          CNP (in Ontario Province)       684,805,000 (3)  $   23,824,156 (4)

                                   Natural Gas (Mcf.)
                                   ------------------

          NMPC (in New York State)         63,439,000      $  492,267,000

     (1) Includes sales to NMPC of 37,676,000 Kwh,   $  431,831
     (2) Includes sales to NMPC of 16,490,000 Kwh,   $  428,281
     (3) Includes sales to NMPC of 184,843,000 Kwh,  $2,788,635
     (4) Converted to U.S. dollars at average exchange rate for the year.

     (b) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

          None

     (c) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

          Company                                 Kwh            Revenues
          -------                                 ---            --------

          NMPC (at the state line)       1,967,431,410     $   61,062,360

          At the International boundary line
          between United States and Canada:

          By NMPC                          160,033,000     $    4,084,351
          By CNP                           184,843,000 (5) $    2,788,635

     (5) To NMPC

                                    Natural Gas (Mcf.)           Revenues
                                    ------------------           --------
          NMPC (outside the state or
          at the state line)                 4,672,049     $    8,742,313

     (d)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
          MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

          Company                                  Kwh           Revenues
          -------                                  ---           --------
          NMPC (at the state line)         312,402,000     $   10,170,845

          At the International boundary line
          between United States and Canada:

          From CNP                         184,343,000     $    2,788,635
          From Hydro-Quebec                  4,190,000     $      209,276
          From Ontario Hydro                18,575,000     $      522,890
          From Cornwall Electric Company    11,674,000     $      174,767
                                         -------------         ----------
                                           218,782,000     $    3,695,568

                                    Natural Gas (Mcf.)               Cost
                                    ------------------               ----

          NMPC (at the state line):         53,111,869     $  108,566,383
          At the International boundary
          line between United States and
          Canada:  From Western Gas
          Marketing, Ltd.                   18,399,249     $   31,669,511

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
     DOLLARS:

     (a) NAME, LOCATION, BUSINESS ADDRESS, AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

          NMPC, Opinac NA, Opinac Energy, and CNP each own a direct or an indirect interest in a wind power generating facility at Cowley
          Ridge in the province of Alberta, Canada, with a capacity of approximately 18.9 megawatts (the "Facility") located at Cowley Ridge, Pincher Creek, Alberta, Canada.

     (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY AND DESCRIPTION OF THE INTEREST HELD.

          The Facility is jointly owned by Canadian Niagara Wind Power Company, Inc. ("Wind Power Company") and Cowley Ridge Partnership ("Cowley Partnership") via a joint venture agreement. Wind Power Company directly holds 99% of the joint venture. Cowley Partnership owns
          1% of the joint venture. The joint venture holds title to the properties. Wind Power Company is a corporation incorporated under the laws of the province of Alberta, Canada. Cowley Partnership is an Alberta general partnership.

          CNP has a 99.99% interest in Wind Power Company and Cowley Partnership. The remaining 0.01% is owned by Alberta Ltd., which is 100% owned by CNP. At December 31, 1998, Opinac Energy, a corporation incorporated under the laws of the province of Ontario, Canada, has a 50% interest in CNP, and Opinac Energy is a wholly-owned subsidiary of Opinac NA.

     (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

          $990,622 (6) was invested by CNP.

     (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

          Cowley Partnership:
          Partners' Equity - $1,575,291 (6)
          (Contributed Capital - $1,853,233 (6) and Accumulated Deficit- [$277,942]) (6)

          Wind Power Company:
          Shareholder's Equity - $901,273 (6)
          (Contributed Capital - $538,234 (6) and
          Retained Earnings-$363,039) (6)

     (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          None

          (6)  Converted to U.S. dollars at exchange rate at December 31, 1998.

            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

                                    EXHIBIT A


A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF THE CLAIMANT AND SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

Following are NMPC consolidating balance sheet at December 31, 1998, consolidating statement of income and consolidating statements of retained earnings for the year ended December 31, 1998, and adjustments, reclassifications and inter-company eliminations. Notes to the NMPC financial statements are incorporated herein by reference to its Annual Report on Form 10-K for 1998, File No. 1-2987.

Consolidating balance sheets at December 31, 1998, consolidating statements of income and retained earnings for the year ended December 31, 1998, and adjustments, inter-company eliminations and reclassifications for subsidiaries owned indirectly 100% by NMPC through NM Properties, Inc. are also attached.

Consolidating balance sheets of Opinac NA (including subsidiaries owned indirectly by NMPC through Opinac NA's ownership in Opinac Energy and NM Energy) at December 31, 1998, consolidating statements of income and retained earnings for the year ended December 31, 1998 and adjustments, inter-company eliminations and reclassifications are also attached.

            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                                    EXHIBIT A

                          INDEX TO FINANCIAL STATEMENTS

                                                                   Schedule No.
                                                                   ------------

Consolidating Balance Sheet of NMPC at December 31, 1998                    S-2

Consolidating Statement of Income of NMPC for the Year Ended
December 31, 1998                                                           S-6

Consolidating Statement of Retained Earnings of NMPC for the
Year Ended December 31, 1998                                                S-8

NMPC Inter-Company Eliminations, Adjustments and Reclassifications         S-10

Consolidating Balance Sheet of NM Properties, Inc. at December 31, 1998    S-14

Consolidating Statement of Income and Retained Earnings of
NM Properties, Inc. for the Year Ended December 31, 1998                   S-15

NM Properties, Inc. Inter-Company Eliminations, Adjustments and
Reclassifications                                                          S-18

Consolidating Balance Sheet of Opinac NA at December 31, 1998              S-21

Consolidating Statement of Income and Retained Earnings of
Opinac NA for the Year Ended December 31, 1998                             S-22

Opinac NA Inter-Company Eliminations, Adjustments and Reclassifications    S-23

Consolidating Balance Sheet of NM Energy at December 31, 1998              S-26

Consolidating Statement of Income of NM Energy for the Year Ended
December 31, 1998                                                          S-27

NM Energy, Inter-Company Eliminations, Adjustments and
Reclassifications                                                          S-28

Consolidating Balance Sheet of Opinac Energy Corp. at December 31, 1998    S-30

Consolidating Statement of Income of Opinac Energy Corp. for the
Year Ended December 31, 1998                                               S-32

Opinac Energy Corp. Inter-Company Eliminations, Adjustments and
Reclassifications                                                          S-34

              NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                   CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                              (In Thousands of Dollars)


                                                                             Niagara
                                                                 Inter-       Mohawk       Opinac         NM
                                                                Company       Power         North      Properties
                                              (Consolidated) Eliminations   Corporation  America Inc .    Inc.
                                              -------------  ------------  -----------   -----------   ----------
ASSETS

UTILITY PLANT:
  Electric plant. . . . . . . . . . .       . $ 8,826,650    $  (4,947) D  $ 8,826,650   $    -        $    -
  Nuclear fuel. . . . . . . . . . . .. .          604,213          -           604,213        -             -
  Gas plant . . . . . . . . . . . .  . .        1,179,716          -         1,179,716        -             -
  Common plant. . . . . . . . . . . . ..          349,066          -           349,066        -             -
  Construction work in progress . . .. .          471,802          -           471,802        -             -
                                              -----------    ----------    -----------   ---------     -------
  TOTAL UTILITY PLANT . . . . . .  . . .       11,431,447       (4,947)     11,431,447        -             -
                                              -----------    ----------    -----------   ---------     -------
  Less:  Accumulated
   depreciation & amortization. . .. . .        4,553,488       (5,210) D    4,553,488        -             -
                                               ----------    ----------    -----------   ---------     -------
   NET UTILITY PLANT . . . . . . . . . .        6,877,959          263       6,877,959        -             -
                                               ----------    ----------    -----------   ---------     -------
OTHER PROPERTY & INVESTMENTS:
  Investment in subsidiary companies
   - consolidated . . . . . . . . . . .              -        (468,033) A      468,027       -              -
  Investment. . . . . . . . . . . . . .           411,106          (89) AD     306,758      93,646      10,688
                                              -----------    ----------    -----------   ---------     -------
                                                  411,106     (468,122)        774,785      93,646      10,688
                                              -----------    ----------    -----------   ---------     -------
CURRENT ASSETS:
  Cash, including temporary cash
    investments of $122,837. . . . . . .          172,998       (1,278) D      163,856      12,347       3,014
  Accounts receivable . . . . . . . .  .          475,488      (51,796) BD      96,545      18,604       1,854
    Less:  Allowance for doubtful accounts        (47,900)         -              -           -             -
  Materials and supplies, at average costs:
    Coal and oil for production of electricity     42,299          -            42,299        -             -
    Gas storage. . . . . . . . . . . . . .         38,803          -            37,770       1,033          -
    Other. . . . . . . . . . . . . . . . .        118,855          -           118,855        -             -
  Refundable federal income tax . . . . . .       130,411          -           130,411        -             -
  Prepaid taxes . . . . . . . . . . . . .          17,282         (199) D       17,282        -             -
  Other . . . . . . . . . . . . . . . . .          22,208           (4) D       17,968         684          -
                                              -----------    ----------    -----------   ---------     -------
                                                  970,444      (53,277)        624,986      32,668       4,868
                                              -----------    ----------    -----------   ---------     -------
REGULATORY ASSETS:
  MRA regulatory asset. . . . . . . . . .       4,045,647          -         4,045,647        -             -
  Indexed swap contracts regulatory asset .       535,000          -           535,000        -             -
  Regulatory tax asset. . . . . . . . . .         425,898          -           425,898        -             -
  Deferred environmental restoration costs.       220,000          -           220,000        -             -
  Unamortized debt expense. . . . . . . . .        51,922          -            51,922        -             -
  Postretirement benefits other than pensions      52,701          -            52,701        -             -
  Other . . . . . . . . . . . . . . . . . ..      137,061          -           137,061        -             -
                                              -----------    ----------    -----------   ---------     -------
                                                5,468,229          -         5,468,229        -             -
                                              -----------    ----------    -----------   ---------     -------

Other Assets . . . . . . . . . . . . . .          133,449          373 D       131,631       1,818          -
                                              -----------    ----------     ----------   ---------     -------
                                              $13,861,187    $(520,763)    $13,877,590   $ 128,132     $15,556
                                              ===========    ==========    ===========   =========     =======


                    NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                          CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                                       (In Thousands of Dollars)


                                                           NM            NM            NM           NM       Moreau      Beebee
                                                      Receivables   Receivables    Receivables   Uranium    Manufctng    Island
                                                         Corp.        Corp. II         LLC         Inc.        Co.       Corp.
                                                      ------------  ------------  -------------  --------  -----------  --------
ASSETS
------
UTILITY PLANT:
     Electric plant. . . . . . . . . . . . . . . . .  $          -  $          -  $          -   $      -  $    3,342   $ 1,605
     Nuclear fuel. . . . . . . . . . . . . . . . . .             -             -             -          -           -         -
     Gas plant . . . . . . . . . . . . . . . . . . .             -             -             -          -           -         -
     Common plant. . . . . . . . . . . . . . . . . .             -             -             -          -           -         -
     Construction work in progress . . . . . . . . .             -             -             -          -           -         -
                                                      ------------  ------------  -------------  --------  -----------  --------
     TOTAL UTILITY PLANT . . . . . . . . . . . . . .             -             -             -          -       3,342     1,605
                                                      ------------  ------------  -------------  --------  -----------  --------
     Less:  Accumulated depreciation and
               amortization. . . . . . . . . . . . .             -             -             -          -       3,532     1,678
                                                      ------------  ------------  -------------  --------  -----------  --------
     NET UTILITY PLANT . . . . . . . . . . . . . . .             -             -             -          -        (190)      (73)
                                                      ------------  ------------  -------------  --------  -----------  --------

OTHER PROPERTY AND INVESTMENTS:
     Investment in subsidiary companies
          - consolidated . . . . . . . . . . . . . .             -             6             -          -           -         -
     Investment. . . . . . . . . . . . . . . . . . .             -             -             -        103           -         -
                                                      ------------  ------------  -------------  --------  -----------  --------
                                                                 -             6             -        103           -         -
                                                      ------------  ------------  -------------  --------  -----------  --------

CURRENT ASSETS:
     Cash, including temporary cash
          investments of $122,837. . . . . . . . . .             -             7        (6,272)        46         652       626
     Accounts receivable . . . . . . . . . . . . . .             -             -       410,056          -         173        52
          Less:  Allowance for doubtful accounts . .             -             -       (47,900)         -           -         -
     Materials and supplies, at average costs:
          Coal and oil for production of electricity             -             -             -          -           -         -
          Gas storage. . . . . . . . . . . . . . . .             -             -             -          -           -         -
          Other. . . . . . . . . . . . . . . . . . .             -             -             -          -           -         -
     Refundable federal income tax . . . . . . . . .             -             -             -          -           -         -
     Prepaid taxes . . . . . . . . . . . . . . . . .             -             -             -          -         121        78
     Other . . . . . . . . . . . . . . . . . . . . .             -             -         3,556          -           2         2
                                                      ------------  ------------  -------------  --------  -----------  --------
                                                                 -             7       359,440         46         948       758
                                                      ------------  ------------  -------------  --------  -----------  --------

REGULATORY ASSETS:
     MRA regulatory asset. . . . . . . . . . . . . .             -             -             -          -           -         -
     Indexed swap contracts regulatory asset . . . .             -             -             -          -           -         -
     Regulatory tax asset. . . . . . . . . . . . . .             -             -             -          -           -         -
     Deferred environmental restoration costs. . . .             -             -             -          -           -         -
     Unamortized debt expense. . . . . . . . . . . .             -             -             -          -           -         -
     Postretirement benefits other than pensions . .             -             -             -          -           -         -
     Other . . . . . . . . . . . . . . . . . . . . .             -             -             -          -           -         -
                                                      ------------  ------------  -------------  --------  -----------  --------
                                                                 -             -             -          -           -         -
                                                      ------------  ------------  -------------  --------  -----------  --------

Other Assets . . . . . . . . . . . . . . . . . . . .             -             -             -          -        (373)        -
                                                      ------------  ------------  -------------  --------  -----------  --------

                                                      $          -  $         13  $    359,440   $    149  $      385   $   685
                                                      ============  ============  =============  ========  ===========  ========


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                                                  Niagara
                                                                    Inter-        Mohawk         Opinac          NM
                                                                   Company         Power          North       Properties
                                               (Consolidated)    Eliminations   Corporation    America Inc.     Inc.
                                               ---------------  --------------  ------------  --------------  ---------
CAPITALIZATION & LIABILITIES
----------------------------
CAPITALIZATION:
  Common stockholders' equity:
    Common stock-$1 par value;
    authorized 250,000 shares;
     issued 187,364,863 shares. . . . . . . .  $      187,365   $           -   $    187,365  $           -   $      -
   Capital stock premium and expense. . . . .       2,358,380        (475,162)A    2,362,530        149,015      15,020
   Accumulated Other Comprehensive Income . .         (21,643)              -            701        (22,344)         -
   Capital stock in subsidiary companies. . .               -            (304)A            -              1           3
   Minority Interest. . . . . . . . . . . . .               -             (89)D           89              -           -
   Retained earnings. . . . . . . . . . . . .         646,040           6,357 A      646,040         (7,351)      1,190
                                               ---------------  --------------  ------------  -------------   ---------
                                                    3,170,142        (469,198)     3,196,725        119,321      16,213
                                               ---------------  --------------  ------------  -------------   ---------
   Cumulative preferred stock-$100 par value:                             (10)D
    authorized 3,400,000 shares;
    issued 2,304,000:
    Optionally redeemable . . . . . . . . . .         210,000               -        210,000              -          -
    Mandatorily redeemable. . . . . . . . . .          18,600               -         18,600              -          -
   Cumulative preferred stock-$25 par value:
     authorized 19,600,000 shares;
     issued 11,448,403
    Optionally redeemable . . . . . . . . . .         230,000               -        230,000              -          -
    Mandatorily redeemable. . . . . . . . . .          50,390               -         50,390              -          -
   Cumulative preference stock-$25 par value:
   authorized 8,000 shares; issued none
   Long-term debt . . . . . . . . . . . . . .       6,417,225        (100,003)B    6,417,225              -          -
                                               ---------------  --------------  ------------  -------------   ---------
TOTAL CAPITALIZATION. . . . . . . . . . . . .      10,096,357        (569,211)    10,122,940        119,321      16,213
                                               ---------------  --------------  ------------  -------------   ---------
CURRENT LIABILITIES:
   Long-term debt due within one year . . . .         312,240               -        312,240              -          -
  Sinking fund reqrmnts on redeemable p/s . .           7,620               -          7,620              -          -
  Accounts payable. . . . . . . . . . . . . .         197,124          46,614 BD     188,960          7,654       (263)
  Payable on outstanding bank checks. . . . .          39,306               -         39,306              -          -
  Customers' deposits . . . . . . . . . . . .          17,148               -         17,148              -          -
  Accrued taxes . . . . . . . . . . . . . . .           6,254              (1)D        5,933            319          -
  Accrued interest. . . . . . . . . . . . . .         132,236               -        132,236              -          -
 Accrued vacation pay . . . . . . . . . . . .          38,727               -         38,727              -          -
 Other. . . . . . . . . . . . . . . . . . . .          91,877             (59)D       90,093            533          -
                                               ---------------  --------------  ------------  -------------   ---------
                                                      842,532          46,554        832,263          8,506       (263)
                                               ---------------  --------------  ------------- -------------   ---------
OTHER LIABILITIES:
  Accumulated deferred income taxes . . . . .       1,511,417           1,894 D    1,511,725             86       (394)
  Employee pension and other benefits . . . .         235,376               -        235,376              -          -
  Unbilled revenues . . . . . . . . . . . . .          30,652               -         30,652              -          -
  Liability for indexed swap contracts. . . .         693,362               -        693,362              -          -
  Other . . . . . . . . . . . . . . . . . . .         231,491               -        231,272            219          -
                                               ---------------  --------------  ------------- -------------   ---------
                                                    2,702,298           1,894      2,702,387            305       (394)
                                               ---------------  --------------  ------------- -------------   ---------
COMMITMENTS & CONTINGENCIES:
   Liability for environmental restoration. .         220,000               -        220,000              -          -
                                               ---------------  --------------  ------------  -------------   ---------

                                               $   13,861,187   $    (520,763)  $ 13,877,590  $     128,132   $ 15,556
                                               ===============  ==============  ============  =============   =========


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                      NM            NM            NM           NM       Moreau      Beebee
                                                 Receivables   Receivables    Receivables   Uranium    Manufctng    Island
                                                    Corp.        Corp. II         LLC         Inc.        Co.       Corp.
                                                 ------------  ------------  -------------  --------  -----------  --------
CAPITALIZATION & LIABILITIES
-----------------------------
CAPITALIZATION:
   Common stockholders' equity:
      Common stock - $1 par value;
      authorized 250,000,000 shares;
       issued 187,364,863 shares. . . . . . . .  $          -  $          -  $          -   $      -  $        -   $     -
    Capital stock premium and expense . . . . .             -             3       305,938         39         714       283
    Accumulated Other Comprehensive Income. . .             -             -             -          -           -         -
    Capital stock in subsidiary companies . . .             -             2             -         20         253        25
    Minority interest . . . . . . . . . . . . .             -             -             -          -           -         -
    Retained earnings . . . . . . . . . . . . .             -             3             -          -        (505)      306
                                                 ------------  ------------  -------------  --------  -----------  --------
                                                            -             8       305,938         59         462       614
                                                 ------------  ------------  -------------  --------  -----------  --------
  Cumulative preferred stock-$100 par value:. .             -             -             -          -           -        10
     authorized 3,400,000 shares;
      issued 2,304,000:
   Optionally redeemable. . . . . . . . . . . .             -             -             -          -           -         -
   Mandatorily redeemable . . . . . . . . . . .             -             -             -          -           -         -
   Cumulative preferred stock $25 par value:
     authorized 19,600,000 shares;
      issued 11,448,403:
    Optionally redeemable . . . . . . . . . . .             -             -             -          -           -         -
    Mandatorily redeemable. . . . . . . . . . .             -             -             -          -           -         -
    Cumulative preference stock-$25 par value;
      authorized 8,000,000 shares;  issued none
    Long-term debt. . . . . . . . . . . . . . .             -             3       100,000          -           -         -
                                                 ------------  ------------  -------------  --------  -----------  --------
TOTAL CAPITALIZATION. . . . . . . . . . . . . .             -            11       405,938         59         462       624
                                                 ------------  ------------  -------------  --------  -----------  --------
CURRENT LIABILITIES:
   Long-term debt due within one year . . . . .             -             -             -          -           -         -
   Sinking fund reqrmts on redeemable p/s . . .             -             -             -          -           -         -
   Accounts payable . . . . . . . . . . . . . .             -             -       (47,749)        90       1,268       550
   Payable on outstanding bank checks . . . . .             -             -             -          -           -         -
   Customers' deposits. . . . . . . . . . . . .             -             -             -          -           -         -
   Accrued taxes. . . . . . . . . . . . . . . .             -             2             -          -          (6)        7
   Accrued interest . . . . . . . . . . . . . .             -             -             -          -           -         -
   Accrued vacation pay . . . . . . . . . . . .             -             -             -          -           -         -
   Other. . . . . . . . . . . . . . . . . . . .             -             -         1,251          -          31        28
                                                 ------------  ------------  -------------  --------  -----------  --------
                                                            -             2       (46,498)        90       1,293       585
                                                 ------------  ------------  -------------  --------  -----------  --------
OTHER LIABILITIES:
  Accumulated deferred income taxes . . . . . .             -             -             -          -      (1,370)     (524)
  Employee pension and other benefits . . . . .             -             -             -          -           -         -
  Unbilled revenues . . . . . . . . . . . . . .             -             -             -          -           -         -
  Liability for indexed swap contracts. . . . .             -             -             -          -           -         -
  Other . . . . . . . . . . . . . . . . . . . .             -             -             -          -           -         -
                                                 ------------  ------------  -------------  --------  -----------  --------
                                                            -             -             -          -      (1,370)     (524)
                                                 ------------  ------------  -------------  --------  -----------  --------
COMMITMENTS & CONTINGENCIES:
  Liability for environmental restoration . . .             -             -             -          -           -         -
                                                 ------------  ------------  -------------  --------  -----------  --------

                                                 $          -  $         13  $    359,440   $    149  $      385   $   685
                                                 ============  ============  =============  ========  ===========  ========


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                        CONSOLIDATING STATEMENT OF INCOME
                       FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                                               Niagara
                                                                 Inter-        Mohawk          Opinac          NM
                                                                Company         Power           North       Properties
                                            (Consolidated)    Eliminations    Corporation    America Inc.     Inc.
                                            ---------------  --------------  -------------  --------------  --------
OPERATING REVENUES:
     Electric. . . . . . . . . . . . . . .  $    3,261,144   $           -   $  3,261,144   $           -   $     -
     Gas . . . . . . . . . . . . . . . . .         565,229               -        565,229               -         -
                                            ---------------  --------------  -------------  --------------  --------
                                                 3,826,373               -      3,826,373               -         -
                                            ---------------  --------------  -------------  --------------  --------

OPERATING EXPENSES:
     Fuel for electric generation. . . . .         239,982               -        239,982               -         -
     Electricity purchased . . . . . . . .       1,001,991               -      1,001,991               -         -
     Gas purchased . . . . . . . . . . . .         272,141               -        272,141               -         -
     Other operation and maintenance . . .         937,798             (11)C      933,646               -         -
     PowerChoice charge. . . . . . . . . .         263,227               -        263,227               -         -
     Amortization of MRA regulatory asset.         128,833               -        128,833               -         -
     Depreciation and amortization . . . .         355,417               -        355,417               -         -
     Other taxes . . . . . . . . . . . . .         459,961               -        459,786               -         -
                                            ---------------  --------------  -------------  --------------  --------
                                                 3,659,350             (11)     3,655,023               -         -
                                            ---------------  --------------  -------------  --------------  --------

OPERATING INCOME (LOSS). . . . . . . . . .         167,023              11        171,350               -         -

Other income (deductions). . . . . . . . .          42,602           4,024 AC      45,137          (8,947)      347
                                            ---------------  --------------  --------------  ------------   --------

INCOME (LOSS) BEFORE . . . . . . . . . . .         209,625           4,035        216,487          (8,947)      347
    INTEREST CHARGES
Interest charges . . . . . . . . . . . . .         397,178          (6,443)C      397,178               -         -
                                            ---------------  -------------   --------------  ------------   --------

INCOME (LOSS) BEFORE FEDERAL
     AND FOREIGN INCOME TAXES. . . . . . .        (187,553)         10,478       (180,691)         (8,947)      347

FEDERAL & FOREIGN INCOME TAXES . . . . . .         (66,728)              -        (59,866)         (3,597)       35
                                            ---------------  --------------  -------------  --------------  --------

NET INCOME (LOSS). . . . . . . . . . . . .  $     (120,825)  $      10,478 A $   (120,825)  $      (5,350)  $   312
                                            ===============  ==============  ============== =============    =======


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                        CONSOLIDATING STATEMENT OF INCOME
                       FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)

                                                  NM             NM             NM           NM       Moreau    Beebee
                                              Receivables    Receivables    Receivables   Uranium   Manufctng   Island
                                                 Corp.        Corp. II          LLC         Inc.        Co       Corp
                                             -------------  -------------  -------------  --------  ----------  -------
OPERATING REVENUES:
      Electric. . . . . . . . . . . . . . .  $          -   $          -   $          -   $      -  $        -  $     -
      Gas . . . . . . . . . . . . . . . . .             -              -              -          -           -        -
                                             -------------  -------------  -------------  --------  ----------  -------
                                                        -              -              -          -           -        -
                                             -------------  -------------  -------------  --------  ----------  -------

 OPERATING EXPENSES:
      Fuel for electric generation. . . . .             -              -              -          -           -        -
      Electricity purchased . . . . . . . .             -              -              -          -           -        -
      Gas purchased . . . . . . . . . . . .             -              -              -          -           -        -
      Other operation and maintenance . . .        (2,342)             7          6,498          -           -        -
      PowerChoice charge. . . . . . . . . .             -              -              -          -           -        -
      Amortization of MRA regulatory asset.             -              -              -          -           -        -
      Depreciation and amortization . . . .             -              -              -          -           -        -
      Other taxes . . . . . . . . . . . . .           175              -              -          -           -        -
                                             -------------  -------------  -------------  --------  ----------  -------
                                                   (2,167)             7          6,498          -           -        -
                                             -------------  -------------  -------------  --------  ----------  -------

 OPERATING INCOME (LOSS). . . . . . . . . .         2,167             (7)        (6,498)         -           -        -

 Other income (deductions). . . . . . . . .        (5,733)            11          7,648          -          36       79
                                             -------------  -------------  -------------  --------  ----------  -------

 INCOME (LOSS) BEFORE
   INTEREST CHARGES . . . . . . . . . . . .        (3,566)             4          1,150          -          36       79

 Interest charges . . . . . . . . . . . . .         5,865              -            578          -           -        -
                                             -------------  -------------  -------------  --------  ----------  -------

 INCOME (LOSS) BEFORE FEDERAL
      AND FOREIGN INCOME TAXES. . . . . . .        (9,431)             4            572          -          36       79

 FEDERAL & FOREIGN INCOME TAXES . . . . . .        (3,301)             1              -          -           -        -
                                             -------------  -------------  -------------  --------  ----------  -------

NET INCOME (LOSS) . . . . . . . . . . . . .  $     (6,130)  $          3   $        572   $      -  $       36  $    79
                                             =============  =============  =============  ========  ==========  =======


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                       FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)

                                                                               Niagara
                                                                 Inter-        Mohawk             Opinac            NM
                                                                Company         Power              North        Properties
                                            (Consolidated)    Eliminations   Corporation        America Inc.       Inc.
                                            ---------------  --------------  ------------      --------------  ----------
BALANCE, DECEMBER 31, 1997 . . . . . . . .  $      803,420   $      (3,163)A $    803,420      $  (2,001)      $     878
Add:
     Net income (loss) for the year. . . .        (120,825)         10,478 A     (120,825)        (5,350)            312
                                            ---------------  --------------  -------------     ----------      ---------

                                                   682,595           7,315        682,595         (7,351)          1,190
                                            ---------------  --------------  ------------      ----------      ---------
Deduct:
     Dividends paid in cash
       on capital stock
      Cumulative preferred
       $100 stock on par value
          3.40% Series . . . . . . . . . .             680               -            680              -               -
          3.60% Series . . . . . . . . . .           1,260               -          1,260              -               -
          3.90% Series . . . . . . . . . .             936               -            936              -               -
          4.10% Series . . . . . . . . . .             861               -            861              -               -
          4.85% Series . . . . . . . . . .           1,213               -          1,213              -               -
          5.25% Series . . . . . . . . . .           1,050               -          1,050              -               -
          6.10% Series . . . . . . . . . .           1,525               -          1,525              -               -
          7.45% Series . . . . . . . . . .           1,587               -          1,587              -               -
          7.72% Series . . . . . . . . . .           3,088               -          3,088              -               -
        Cumulative preferred stock,
             $25 par value
          7.85% Series . . . . . . . . . .           1,345               -          1,345              -               -
          8.375% Series. . . . . . . . . .              52               -             52              -               -
          9.50% Series . . . . . . . . . .          14,250               -         14,250              -               -
          Adjustable Rate Series A . . . .           1,950               -          1,950              -               -
             (actual rate for 1998, 6.50%)
          Adjustable Rate Series B . . . .           3,258               -          3,258              -               -
             (actual rate for 1998, 7.50%)
          Adjustable Rate Series C . . . .           3,500               -          3,500              -               -
             (actual rate for 1998, 7.00%)  ---------------  --------------  ------------  --------------    ------------

                                                    36,555               -         36,555              -               -
                                            ---------------  --------------  ------------  --------------    ------------
Adjustments:
     Partnership in NM Receivables LLC . .               -             572 A            -             -                -
     Corporate restructuring . . . . . . .               -          (1,530)A            -             -                -
                                            ---------------  --------------  ------------  --------------    ------------

DECEMBER 31, 1998 . . . . . . . .           $      646,040   $       6,357   $    646,040  $      (7,351)    $     1,190
                                            ===============  ==============  ============  ==============    ============


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                       FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                     NM             NM            NM           NM       Moreau     BeeBee
                                                 Receivables   Receivables    Receivables   Uranium    Manufctng   Island
                                                    Corp.        Corp. II         LLC         Inc.        Co        Corp
                                                -------------  ------------  -------------  --------  -----------  -------
BALANCE, DECEMBER 31, 1997 . . . . . . . . . .  $      4,600   $          -  $          -   $      -  $     (541)  $   227

Add:
     Net income (loss) for the year. . . . . .        (6,130)             3           572          -          36        79
                                                -------------  ------------  -------------  --------  -----------  -------

                                                      (1,530)             3           572          -        (505)      306
                                                -------------  ------------  -------------  --------  -----------  -------

Deduct:
  Dividends paid in cash on capital stock
   Cumulative preferred stock, $100 par value
           3.40% Series. . . . . . . . . . . .             -              -             -          -           -         -
           3.60% Series. . . . . . . . . . . .             -              -             -          -           -         -
           3.90% Series. . . . . . . . . . . .             -              -             -          -           -         -
           4.10% Series. . . . . . . . . . . .             -              -             -          -           -         -
           4.85% Series. . . . . . . . . . . .             -              -             -          -           -         -
           5.25% Series. . . . . . . . . . . .             -              -             -          -           -         -
           6.10% Series. . . . . . . . . . . .             -              -             -          -           -         -
           7.45% Series. . . . . . . . . . . .             -              -             -          -           -         -
           7.72% Series. . . . . . . . . . . .             -              -             -          -           -         -
    Cumulative preferred stock, $25 par value
           7.85% Series. . . . . . . . . . . .             -              -             -          -           -         -
           8.375% Series . . . . . . . . . . .             -              -             -          -           -         -
           9.50% Series. . . . . . . . . . . .             -              -             -          -           -         -
           Adjustable Rate Series A. . . . . .             -              -             -          -           -         -
              (actual rate for 1998, 6.50%)
           Adjustable Rate Series B. . . . . .             -              -             -          -           -         -
              (actual rate for 1998, 7.50%)
           Adjustable Rate Series C. . . . . .             -              -             -          -           -         -
              (actual rate for 1998, 7.00%)     -------------  ------------  -------------  --------  -----------  -------

                                                           -              -             -          -           -         -
                                                -------------  ------------  -------------  --------  -----------  -------

 Adjustments:
   Capital Interest in NM Receivables LLC. . .             -              -          (572)         -           -         -
   Corporate restructuring . . . . . . . . . .         1,530              -             -          -           -         -
                                                -------------  ------------  -------------  --------  -----------  -------

BALANCE, DECEMBER 31, 1998 . . . . . . . . . .  $          -   $          3  $          -   $      -  $     (505)  $   306
                                                =============  ============  =============  ========  ===========  =======


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


(A)                                          Detail       Debit    Credit
------------------------------------------  --------      -----    ------
Capital Stocks of Subsidiary Companies
   - Consolidated. . . . . . . . . . . . .                  304
          Opinac North America, Inc. . . .        1
          NM Properties, Inc.. . . . . . .        3
          NM Receivables Corp. II. . . . .        2
          NM Uranium, Inc. . . . . . . . .       20
          Moreau Manufacturing Co. . . . .      253
          Beebee Island Co.. . . . . . . .       25

Capital Stock Premium and Expense. . . . .              475,162
          Opinac North America, Inc. . . .  149,015
          NM Properties, Inc.. . . . . . .   15,020
          NM Receivables Corp. II. . . . .        3
          NM Receivables LLC . . . . . . .  305,938
          NM Uranium, Inc. . . . . . . . .       39
          NMPC . . . . . . . . . . . . . .    4,150
          Moreau Manufacturing Co. . . . .      714
          Beebee Island Corp.. . . . . . .      283

Retained Earnings (at beginning of year) .                3,163
          Opinac North America, Inc. . . .   (2,001)
          NM Properties, Inc.. . . . . . .      878
          NM Receivables Corp. . . . . . .    4,600
          Moreau Manufacturing Co. . . . .     (541)
          Beebee Island Corp.. . . . . . .      227

Net Income of Subsidiaries for the period
   1/1/98 through 12/31/98 . . . . . . . .                          10,478
          Opinac North America, Inc. . . .   (5,350)
          NM Properties, Inc.. . . . . . .      312
          NM Receivables Corp. . . . . . .   (6,130)
          NM Receivables Corp. II. . . . .        3
          NM Receivables LLC . . . . . . .      572
          Moreau Manufacturing Co. . . . .       36
          Beebee Island Corp. . . . . . .        79

Investments in Subsidiary Companies -
   - Consolidated. . . . . . . . . . . . .                         468,033
          Opinac North America, Inc. . . .  145,815
          NM Properties, Inc.. . . . . . .   16,213
          NM Receivables Corp. II. . . . .        8
          NM Receivables LLC . . . . . . .  305,938
          NM Uranium, Inc. . . . . . . . .       59

Retained Earnings - NM Receivables LLC . .                             572
   Partnership Agreement . . . . . . . . .      572

Retained Earnings (at end of year) . . . .                1,530
          NM Receivables Corp. . . . . . .    1,530

Investment . . . . . . . . . . . . . . . .                           1,076
       Moreau Manufacturing Co.. . . . . .      462
       Beebee Island Corp. . . . . . . . .      614


(A) To eliminate the investment in, advances to, dissolution and restructuring of subsidiary companies.

            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


                (B)                       Detail      Debit     Credit
----------------------------------------  -------     -----     ------
Accounts Receivable. . . . . . . . . . .               48,432
          NMPC from NM Properties, Inc..      423
          NMPC from NM Energy, Inc.. . .      260
          NMPC from NM Receivables LLC .   47,749

Accounts Payable . . . . . . . . . . . .                         48,432
          NM Properties, Inc. to NMPC. .      423
          NM Energy, Inc. to NMPC. . . .      260
          NM Receivables LLC to NMPC . .   47,749

Long-Term Debt . . . . . . . . . . . . .              100,003
          NM Receivables LLC to NMPC . .  100,000
          NM Receivables Corp. II to
               NM Receivables LLC. . . .        3

Accounts Receivable. . . . . . . . . . .                        100,003
          NMPC from NM Receivables LLC .  100,000
          NM Receivables LLC from
               NM Receivables Corp. II .        3



                   (C)                       Detail      Debit      Credit
-------------------------------------------  ------      -----      ------
Other Income & Deductions-other items (net)                 11
          NM Receivables Corp. II to
               NM Receivables LLC . . . . .     11

Operating Expenses - other. . . . . . . . .                            11
          NM Receivables LLC to
               NM Receivables Corp. II. . .     11

Other Income & Deductions-other items (net)              6,443
          NMPC from NM Receivables Corp.. .  5,864
          NMPC from NM Receivables LLC. . .    579

Other Interest. . . . . . . . . . . . . . .                         6,443
          NM Receivables Corp. to NMPC. . .  5,864
          NM Receivables LLC to NMPC. . . .    579


(C)  To eliminate the inter-company revenues and expenses.

            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


                 (D)                      Detail       Debit      Credit
----------------------------------------  -------      -----      ------
Preferred Stock of Subsidiary Companies.                  10
     Beebee Island Corp. . . . . . . . .      10

Accounts Payable . . . . . . . . . . . .               1,818
     Moreau Manufacturing Co.. . . . . .   1,268
     Beebee Island Corp. . . . . . . . .     550

Accrued Taxes. . . . . . . . . . . . . .                   1
     Moreau Manufacturing Co.. . . . . .      (6)
     Beebee Island Corp. . . . . . . . .       7

Other Current Liabilities. . . . . . . .                  59
     Moreau Manufacturing Co.. . . . . .      31
     Beebee Island Corp. . . . . . . . .      28

Accumulated Deferred Income Taxes. . . .                          1,894
    Moreau Manufacturing Co. . . . . . .  (1,370)
    Beebee Island Corp.. . . . . . . . .    (524)

Investment . . . . . . . . . . . . . . .                   6
    Moreau Manufacturing Co. . . . . . .     (77)
    Beebee Island Corp.. . . . . . . . .      71

Investment . . . . . . . . . . . . . . .               1,070
    Moreau Manufacturing Co. . . . . . .     385
    Beebee Island Corp.. . . . . . . . .     685

Electric Plant in Service. . . . . . . .                          4,947
   Moreau Manufacturing Co.. . . . . . .   3,342
   Beebee Island Corp. . . . . . . . . .   1,605

Accumulated Depreciation &
  Amortization . . . . . . . . . . . . .               5,210
   Moreau Manufacturing Co.. . . . . . .  (3,532)
   Beebee Island Corp. . . . . . . . . .  (1,678)


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


         (D) (Continued)               Detail        Debit      Credit
-------------------------------------  -------       -----      ------
Cash. . . . . . . . . . . . . . . . .                           1,278
   Moreau Manufacturing Co. . . . . .     652
   Beebee Island Corp.. . . . . . . .     626

Accounts Receivable . . . . . . . . .                             225
   Moreau Manufacturing Co. . . . . .     173
   Beebee Island Corp.. . . . . . . .      52

Prepaid Taxes . . . . . . . . . . . .                             199
   Moreau Manufacturing Co. . . . . .     121
   Beebee Island Corp.. . . . . . . .      78

Other . . . . . . . . . . . . . . . .                               4
   Moreau Manufacturing Co. . . . . .       2
   Beebee Island Corp.. . . . . . . .       2

Other Assets. . . . . . . . . . . . .                373
   Moreau Manufacturing Co. . . . . .    (373)

Other Income. . . . . . . . . . . . .                 89
   Moreau Manufacturing Co. . . . . .      24
   Beebee Island Corp.. . . . . . . .      65

Minority Interest (Other Income). . .                              89
   Moreau Manufacturing Co. . . . . .      24
   Beebee Island Corp.. . . . . . . .      65

Minority Interest (Retained Earnings)                 89
   Moreau Manufacturing Co. . . . . .      24
   Beebee Island Corp.. . . . . . . .      65

Investments . . . . . . . . . . . . .                              89
   Moreau Manufacturing Co. . . . . .      24
   Beebee Island Corp.. . . . . . . .      65


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                               NM PROPERTIES, INC.
                CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                                               Inter-
                                   Reported                    Consolidated    Company       LandWest     OPropCo.
                                     Total        Reclasses       Total      Eliminations     Inc.         Inc.
                                 ----------     ------------   ------------  ------------   ---------     --------
ASSETS
-------
 Cash. . . . . . . . . . . . .   $   3,014      $       -        $  3,014     $      -      $     251     $   24
 Receivables . . . . . . . . .       1,854              -           1,854            -            681          -
 Due from affiliates . . . . .           -              -               -       (1,369) B           -          -
 Investment in subsidiaries. .           -           (221)C           221      (12,842) A           -          -
 Investment in dvlpmt project.      10,688            234 C        10,454            -           (107)     6,153
 Deferred federal income taxes           -           (394)E           394            -            240         63
 Organization costs. . . . . .           -            (13)C            13            -              -          -
                                 ---------      ----------       --------     ---------     ---------     -------
TOTAL ASSETS . . . . . . . . .   $  15,556      $    (394)       $ 15,950     $(14,211)     $   1,065     $6,240
                                 =========      ==========       ========     =========     =========     =======

LIABILITIES & CAPITALIZATION
-----------------------------
 Accounts payable. . . . . . .   $    (263)     $    (356) D     $     93     $      -      $       4     $    2
 Purchase deposits held. . . .           -            (96) D           96            -              4          1
 Accrued NY franchise tax. . .           -             29  D          (29)           -             (3)         -
 Due to parent . . . . . . . .           -            423  D         (423)      (1,369) B         176         (1)
 Deferred federal income taxes        (394)          (394) E            -            -              -          -
                                 ---------      ----------       --------     ---------     ---------     -------

                                      (657)          (394)           (263)      (1,369)           181          2
                                 ---------      ----------       --------     ---------     ---------     -------
SHAREHOLDER EQUITY:
    Common stock . . . . . . .           3              -               3           (4) A           -          1
    Paid in capital. . . . . .      15,020              -          15,020      (11,906) A         741      6,706
    Retained earnings. . . . .       1,190              -           1,190         (932) A         143       (469)
                                 ---------      ----------       --------     ---------     ---------     -------
                                    16,213              -          16,213      (12,842)           884      6,238
                                 ---------      ----------       --------     ---------     ---------     -------
TOTAL LIABILITIES
AND EQUITY. . . . . . . . . .    $  15,556      $    (394)       $ 15,950     $(14,211)     $   1,065     $6,240
                                 =========      =========        ========     ========      =========     ======


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                               NM PROPERTIES, INC.
             CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                    Land Mgmt. &    Upper Hudson   Hudson                 Moreau   Salmon        NM
                                    Development     Development    Pointe    Riverview    Park     Shores    Properties
                                        Inc.            Inc.        Inc.       Inc.       Inc.      Inc.        Inc.
                                   --------------  --------------  -------  -----------  -------  --------  ------------

ASSETS
-------
Cash. . . . . . . . . . . . . . .  $   365         $     356       $ 181     $  214       $ 102    $  5      $ 1,516
Receivables . . . . . . . . . . .      775                61          51         14          54     154           64
Due from affiliates . . . . . . .        -                 -           -          -           -       -        1,369
Investment in subsidiaries. . . .      221                 -           -          -           -       -       12,842
Investment in development project    1,765             1,216         279        295         677     176            -
Deferred federal income taxes . .        -                91           -          -           -       -            -
Organization costs. . . . . . . .        1                 1           2          1           1       1            6
                                   -------         ---------       -----     ------       -----     ---      --------

TOTAL ASSETS. . . . . . . . . . .  $ 3,127         $   1,725       $ 513     $  524       $ 834    $336      $15,797
                                   =======         =========       =====     ======       =====    ====      ========

LIABILITIES &
CAPITALIZATION
--------------
Accounts payable. . . . . . . . .  $    61         $     10        $   1     $    1       $   5    $  2      $     7
Purchase deposits held. . . . . .        2               15            -         74           -       -            -
Accrued NY franchise tax. . . . .       (9)             (16)           7        (14)          6       -            -
Due to parent . . . . . . . . .        778               36           54         11          32     283         (423)
Deferred federal income taxes .          -                -            -          -           -       -            -
                                   -------         --------        -----     ------       -----    ----      --------
                                       832               45           62         72          43     285         (416)
                                   -------         --------        -----     ------       -----    ----      --------
SHAREHOLDER EQUITY:
   Common stock . . . . . . . . .        1                1            -          1           -       -            3
   Paid in capital. . . . . . . .    1,696            1,262          411        315         674     101       15,020
   Retained earnings. . . . . .        598              417           40        136         117     (50)       1,190
                                   -------         --------        -----     ------       -----    ----      --------
                                     2,295            1,680          451        452         791      51       16,213
                                   -------         --------        -----     ------       -----    ----      --------
TOTAL LIABILITIES & EQUITY. . . .  $ 3,127         $  1,725        $ 513     $  524       $ 834    $336      $15,797
                                   =======         ========        =====     ======       =====    ====      ========


                        NIAGARA MOHAWK POWER CORPORATION
                               NM PROPERTIES, INC.
             CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                                            Inter-
                                  Reported                  Consolidated    Company       LandWest   OPropCo.
                                    Total      Reclasses      Total      Eliminations      Inc.      Inc.
                                  ---------   -----------   -----------  ------------    --------   --------
OPERATING REVENUES:
     Property Sales. . . . . . .  $    -     $(1,328) F      $  1,328    $    -          $ 265       $  97
     Sales of timber . . . . . .       -        (469) F           469         -              -           -
     Rent and other income . . .       -         (51) F            51         -             32           -
                                  -------    --------        --------    --------        ------      ------
                                       -      (1,848)           1,848         -            297          97
                                  -------    --------        --------    --------        ------      ------

OPERATING EXPENSES:
     Cost of property sold . . .       -      (1,025) F         1,025         -            228         332
     Logging operations expense.       -         (34) F            34         -              -           -
     Accounting. . . . . . . . .       -         (24) F            24         -              2           2
     Legal . . . . . . . . . . .       -         (16) F            16         -              -           -
     Insurance . . . . . . . . .       -         (25) F            25         -              2           2
     Building maintenance. . . .       -         (69) F            69         -             19           -
     Advertising and promotion .       -         (75) F            75         -              -           -
     Management. . . . . . . . .       -        (210) F           210         -              5          10
     NYS franchise tax . . . . .       -         (68) F            68         -              8          13
     Amortization of org. costs.       -         (24) F            24         -              -           -
     Consulting fees . . . . . .       -         (69) F            69         -              1           2
     Property taxes. . . . . . .       -         (85) F            85         -             14           3
     Other (net) . . . . . . . .       -          (3) F             3         -              -           1
                                  -------    --------        --------    -------         ------      ------
                                       -      (1,727)           1,727         -            279         365
                                  -------    --------        --------    -------         ------      ------

OPERATING INCOME . . . . . . . .       -        (121)             121         -             18        (268)

Other income . . . . . . . . . .     347         347  F             -         -              -           -

Interest income. . . . . . . . .       -        (264) F           264         -             61           5

Equity in subs earnings. . . . .       -          38  F           (38)     (293) A         (18)          -
                                  -------    --------        --------    -------         ------      ------


INCOME BEFORE TAX. . . . . . . .     347           -              347      (293)            61        (263)

Federal income tax . . . . . . .      35           -               35         -             22         (92)
                                  -------    --------        --------    -------         ------      ------


NET INCOME . . . . . . . . . . .     312           -              312      (293)            39        (171)

RETAINED EARNINGS
BEGINNING. . . . . . . . . . . .     878           -              878    (1,239) A         104        (298)

DIVIDENDS PAID . . . . . . . . .       -           -                -      (600) A           -           -
                                  -------    --------        --------    -------         ------      ------
RETAINED EARNINGS
YEAR-END . . . . . . . . . . . .  $1,190     $     -         $  1,190    $ (932)         $ 143       $(469)
                                  =======    ========        ========    =======         ======      ======

                        NIAGARA MOHAWK POWER CORPORATION
                               NM PROPERTIES, INC.
             CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)

                                Land Mgmt. &   Upper Hudson    Hudson                Moreau    Salmon       NM
                                Development     Development    Pointe    Riverview    Park     Shores    Properties
                                    Inc.           Inc.         Inc.       Inc.       Inc.      Inc.        Inc.
                               --------------  -------------  --------  -----------  -------  --------  ------------
OPERATING REVENUES:
  Property Sales. . . . . . .  $          225  $         175  $   283   $        -   $   283  $     -   $         -
  Sales of timber . . . . . .             469              -        -            -         -        -             -
  Rent and other income . . .              19              -        -            -         -        -             -
                               --------------  -------------  --------  -----------  -------  --------  ------------
                                          713            175      283            -       283        -             -
                               --------------  -------------  --------  -----------  -------  --------  ------------
OPERATING EXPENSES:
  Cost of property sold . . .              92             54      135            -       184        -             -
  Logging operations expense.              34              -        -            -         -        -             -
  Accounting. . . . . . . . .               4              2        2            2         2        2             6
  Legal . . . . . . . . . . .              15              -        -            -         -        -             1
  Insurance . . . . . . . . .               2              3        3            2         2        2             7
  Building maintenance. . . .              50              -        -            -         -        -             -
  Advertising and promotion .              75              -        -            -         -        -             -
  Management. . . . . . . . .             129             18        1            2         6       13            26
  NYS franchise tax . . . . .              12              9        2           (3)        8        -            19
  Amortization of org. costs.               1              1        1            1         2        3            15
  Consulting fees . . . . . .              13              1        -            1         -        -            51
  Property taxes. . . . . . .              36             12        9            3         8        -             -
  Other (net) . . . . . . . .               -              -        -            1         -        -             1
                               --------------  -------------  --------  -----------  -------  --------  ------------
                                          463            100      153            9       212       20           126
                               --------------  -------------  --------  -----------  -------  --------  ------------

OPERATING INCOME. . . . . . .             250             75      130           (9)       71      (20)         (126)

Other income. . . . . . . . .               -              -        -            -         -        -             -

Interest income . . . . . . .              43             20       14           72        12       16            21

Equity in subs earnings . . .               1              -        -            -         -      (21)          293
                               --------------  -------------  --------  -----------  -------  --------  ------------

INCOME BEFORE TAX . . . . . .             294             95      144           63        83      (25)          188

Federal income tax. . . . . .             103             33       51           22        29       (9)         (124)
                               --------------  -------------  --------  -----------  -------  --------  ------------

NET INCOME. . . . . . . . . .             191             62       93           41        54      (16)          312

RETAINED EARNINGS-BEGINNING .             407            355      (53)         695        63      (34)          878

DIVIDENDS PAID
                                            -              -        -          600         -        -             -
                               --------------  -------------  --------  -----------  -------  --------  ------------
RETAINED EARNINGS-YEAR-END. .  $          598  $         417  $    40   $      136   $   117  $   (50)  $     1,190
                               ==============  =============  ========  ===========  =======  ========  ============


                        NIAGARA MOHAWK POWER CORPORATION
                               NM PROPERTIES, INC.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)

                   (A)                      Detail      Debit     Credit
------------------------------------------  -------     -----     ------
Capital Stocks of Subsidiary Companies . .                   4
   - Consolidated
          OPropCo. Inc.. . . . . . . . . .       1
          Land Mgmt. & Development Inc.. .       1
          Upper Hudson Development Inc.. .       1
          Riverview Inc. . . . . . . . . .       1

Paid in Surplus. . . . . . . . . . . . . .              11,906
          LandWest Inc.. . . . . . . . . .     741
          OPropCo. Inc.. . . . . . . . . .   6,706
          Land Mgmt. & Development Inc.. .   1,696
          Upper Hudson Development Inc.. .   1,262
          Hudson Pointe Inc. . . . . . . .     411
          Riverview Inc. . . . . . . . . .     315
          Moreau Park Inc. . . . . . . . .     674
          Salmon Shores Inc. . . . . . . .     101

Retained Earnings (at beginning) . . . . .               1,239
          LandWest Inc.. . . . . . . . . .     104
          OPropCo. Inc.. . . . . . . . . .    (298)
          Land Mgmt. & Development Inc.. .     407
          Upper Hudson Development Inc.. .     355
          Hudson Pointe Inc. . . . . . . .     (53)
          Riverview Inc. . . . . . . . . .     695
          Moreau Park Inc. . . . . . . . .      63
          Salmon Shores Inc. . . . . . . .     (34)

Net Income of Subsidiaries for the period
   1/1/98 through 12/31/98 . . . . . . . .                 293
          LandWest Inc.. . . . . . . . . .      39
          OPropCo. Inc.. . . . . . . . . .    (171)
          Land Mgmt. & Development Inc.. .     191
          Upper Hudson Development Inc.. .      62
          Hudson Pointe Inc. . . . . . . .      93
          Riverview Inc. . . . . . . . . .      41
          Moreau Park Inc. . . . . . . . .      54
          Salmon Shores Inc. . . . . . . .     (16)

Retained Earnings - Dividend Paid. . . . .                           600
          Riverview Inc. . . . . . . . . .     600

Investment in Subsidiary Companies
 - Consolidated. . . . . . . . . . . . . .                        12,842
        LandWest Inc.. . . . . . . . . . .     884
        OPropCo. Inc.. . . . . . . . . . .   6,238
        Land Mgmt & Development Inc. . . .   2,295
        Upper Hudson Development Inc.. . .   1,680
        Hudson Pointe Inc. . . . . . . . .     451
        Riverview Inc. . . . . . . . . . .     452
        Moreau Park Inc. . . . . . . . . .     791
        Salmon Shores Inc. . . . . . . . .      51


(A)     To eliminate the investment in and advances to subsidiary companies.

                        NIAGARA MOHAWK POWER CORPORATION
                               NM PROPERTIES, INC.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998


                   (B)                    Detail      Debit     Credit
----------------------------------------  -------     -----     ------
Due to Parent. . . . . . . . . . . . . .             1,369
          LandWest Inc.. . . . . . . . .     176
          OPropCo. Inc.. . . . . . . . .      (1)
          Land Mgmt. & Development Inc..     778
          Upper Hudson Development Inc..      36
          Hudson Pointe Inc. . . . . . .      54
          Riverview Inc. . . . . . . . .      11
          Moreau Park Inc. . . . . . . .      32
          Salmon Shores Inc. . . . . . .     283

Due from Affiliates. . . . . . . . . . .                        1,369
          NM Holdings Inc. . . . . . . .   1,369


(B)     To eliminate the investment in and advances to subsidiary companies.


                   (C)                 Detail    Debit    Credit
-------------------------------------  ------    -----    ------
Investment in Development Project . .            234
          Investment in Subsidiaries.                     221
          Organization Costs. . . . .                      13


(C)     To reclass accounts for consolidation purposes.


            (D)               Detail     Debit     Credit
----------------------------  ------     -----     ------
Accounts Payable . . . . . .             356
Purchase Deposits Held . . .              96
   Accrued NY Franchise Tax.                       29
   Due to Parent . . . . . .                      423


(D)     To reclass accounts for consolidation purposes.

                        NIAGARA MOHAWK POWER CORPORATION
                               NM PROPERTIES, INC.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (IN THOUSANDS OF DOLLARS)


                     (E)                   Detail     Debit     Credit
-----------------------------------------  ------     -----     ------
Deferred Federal Income Taxes (Asset) . .             394
Deferred Federal Income Taxes (Liability)                       394


(E)     To reclass accounts for consolidation purposes.

               (F)                               Detail    Debit    Credit
------------------------------------             ------    -----    ------

Property Sales . . . . . . . . . . .                       1,328
Sales of Timber. . . . . . . . . . .                         469
Rent and Other Income. . . . . . . .                          51
Interest Income. . . . . . . . . . .                         264
          Cost of Property Sold. . .                                1,025
         Logging Operations Expense.                                   34
         Accounting. . . . . . . . .                                   24
         Legal . . . . . . . . . . .                                   16
         Insurance . . . . . . . . .                                   25
         Building Maintenance. . . .                                   69
         Advertising and Promotion .                                   75
         Management. . . . . . . . .                                  210
         NYS Franchise Tax . . . . .                                   68
         Amortization of Org. Cost .                                   24
         Consulting Fees . . . . . .                                   69
         Property Taxes. . . . . . .                                   85
         Other (Net) . . . . . . . .                                    3
         Equity in Subs Earnings . .                                   38
         Other Income. . . . . . . .                                  347


(F)     To reclass certain accounts for consolidation purposes.

            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                              OPINAC NORTH AMERICA
                CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                            (In Thousand in Dollars)


                                                                           Inter-          Opinac         NM       Opinac
                                 Reported                 Consolidated    Company      North America    Energy     Energy
                                  Total       Reclasses       Total     Eliminations         Inc.        Inc.       Corp.
                                 --------     ---------   ------------  ------------   -------------    ------     -------
ASSETS
--------
Other investments. . . . . . .  $  93,646     $  74,750  C    $ 18,896   $       -      $      -      $ 10,599     $ 8,297
Investments - subsidiaries . .          -             -              -    (145,721) A    145,721             -           -
                                ---------     ---------       --------   ----------     --------      --------     --------
                                   93,646        74,750         18,896    (145,721)      145,721        10,599       8,297
                                ---------     ---------       --------   ----------     --------      --------     --------

Cash & temporary investments .     12,347       (74,750) C      87,097           -            45        10,369      76,683
Accounts receivable. . . . . .     18,604         7,816  D      10,788           -             -         9,519       1,269
Advances - Parent/Subsidiaries          -        (7,816) D       7,816         (50) B         50         7,816           -
Gas storage. . . . . . . . . .      1,033             -          1,033           -             -         1,033           -
Income tax recoverables. . . .        684             -            684           -             -           684           -
                                ---------     ---------       --------   ----------     ---------     ---------    --------
                                   32,668       (74,750)       107,418         (50)           95        29,421      77,952
                                ---------     ---------       --------   ----------     ---------     ---------    --------

Other assets . . . . . . . . .      1,818             -          1,818           -             -         1,818           -
                                ---------     ---------       --------   ----------     ---------     ---------    --------

TOTAL ASSETS . . . . . . . . .  $ 128,132     $       -       $128,132   $(145,771)     $145,816      $ 41,838     $86,249
                                =========     =========       ========   ==========     =========     =========    ========

CAPITALIZATION
& LIABILITIES
---------------
Common stock . . . . . . . . .  $       1     $       -       $      1   $  (7,433) A   $      1      $      -     $ 7,433
Paid in surplus. . . . . . . .    149,015        (4,151) E     153,166     (76,336) A    153,166        55,000      21,336
Retained earnings. . . . . . .     (7,351)            -         (7,351)    (57,265) A     (7,351)      (21,440)     78,705
Translation adjustment . . . .          -        26,495  E     (26,495)     (4,687) A          -           (90)    (21,718)
Accumulated other
     comprehensive income. . .    (22,344)      (22,344) E           -           -             -             -           -
                                ---------     ---------       --------   ----------     ---------     ---------    --------
                                  119,321             -        119,321    (145,721)      145,816        33,470      85,756
                                ---------     ---------       --------   ----------     ---------     ---------    --------

Accounts payable . . . . . . .      7,654             -          7,654         (50) B          -         7,616          88
Accrued taxes. . . . . . . . .        319             -            319           -             -             -         319
Accrued other. . . . . . . . .        533             -            533           -             -           533           -
                                ---------     ---------       --------   ----------     ---------     ---------    --------
                                    8,506             -          8,506         (50)            -         8,149         407
                                ---------     ---------       --------   ----------     ---------     ---------    --------

Accumulated deferred taxes . .         86             -             86           -             -             -          86
Deferred credits . . . . . . .        219             -            219           -             -           219           -
                                ---------     ---------       --------   ----------     ---------     ---------    --------

TOTAL LIABILITIES
  & CAPITALIZATION . . . . . .  $ 128,132     $       -       $128,132   $(145,771)     $145,816      $ 41,838     $86,249
                                =========     =========       ========   ==========     =========     =========    ========


            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
                           OPINAC NORTH AMERICA, INC.
             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
                     FOR THE YEAR ENDED TO DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                                                 Inter-       Opinac         NM      Opinac
                                  Reported                     Consolidated      Company   North America   Energy    Energy
                                   Total        Reclasses         Total       Eliminations      Inc.        Inc.       Corp.
                                 ----------   --------------    ---------    ------------- -------------
OTHER INCOME:
     Taxes. . . . . . . . . . .  $       -    $      (3,597) F  $   3,597    $       -      $     -      $  7,723   $(4,126)
     Other income . . . . . . .          -         (178,190) G    178,190            -            -       169,823     8,367
     Subsidiary earnings. . . .          -                -             -        5,273  A    (5,273)            -         -
                                 ----------   --------------    ----------   ----------     --------     ---------  --------
                                         -         (181,787)      181,787        5,273       (5,273)      177,546     4,241
                                 ----------   --------------    ----------   ----------     --------     ---------  ---------

Other income deductions . . . .      8,947         (178,190) G    187,137            -           77       186,920       140
                                 ----------   --------------    ---------    ----------     --------     ---------  --------

Income (Loss) before federal
     and foreign income taxes .     (8,947)          (3,597)       (5,350)       5,273       (5,350)       (9,374)    4,101

Federal & foreign income taxes.     (3,597)          (3,597) F          -            -            -             -         -
                                 ----------   --------------    ----------   ----------     --------     ---------  --------

Net income (loss) . . . . . . .     (5,350)               -        (5,350)       5,273       (5,350)       (9,374)    4,101

Retained earnings, beginning. .     (2,001)               -        (2,001)     (73,248) A    (2,001)      (12,066)   85,314

Dividends Paid. . . . . . . . .          -                -             -       10,710  A         -             -   (10,710)
                                 ----------   --------------    ----------   ----------     --------     ---------  --------

RETAINED EARNINGS, END. . . . .  $  (7,351)   $            -    $  (7,351)   $ (57,265)     $(7,351)     $(21,440)  $78,705
                                 ==========   ==============    ==========   ==========     ========     =========  ========


                        NIAGARA MOHAWK POWER CORPORATION
                           OPINAC NORTH AMERICA, INC.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)




(A)                                          Detail      Debit     Credit
------------------------------------------  --------     -----     ------
Capital Stocks of Subsidiary Companies . .                7,433
   - Consolidated
          Opinac Energy Corp.. . . . . . .    7,433

Paid in Surplus. . . . . . . . . . . . . .               76,336
    Opinac Energy Corp.. . . . . . . . . .   21,336
     NM Energy, Inc. . . . . . . . . . . .   55,000

Retained Earnings (at beginning) . . . . .               73,248
     Opinac Energy Corp. . . . . . . . . .   85,314
     NM Energy, Inc. . . . . . . . . . . .  (12,066)

Net Income of Subsidiaries for the period
   1/1/98 through 12/31/98 . . . . . . . .                           5,273
     Opinac Energy Corp. . . . . . . . . .    4,101
     NM Energy, Inc. . . . . . . . . . . .   (9,374)


Translation Adjustment . . . . . . . . . .                4,687

Retained Earnings - Dividend Adjustment. .                          10,710
     Opinac Energy Corp. . . . . . . . . .   10,710

Investment in Subsidiary Companies . . . .                         145,721
   -Consolidated
      Opinac Energy Corp.. . . . . . . . .  112,161
      NM Energy, Inc.. . . . . . . . . . .   33,560


(A)     To eliminate the investment in subsidiary companies.

                        NIAGARA MOHAWK POWER CORPORATION
                           OPINAC NORTH AMERICA, INC.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


                 (B)             Detail     Debit    Credit
-------------------------------  ------     -----    ------
Accounts Payable. . . . . . . .            50
    Opinac Energy Corp. . . . .  50

Advances - Parent/Subsidiaries                       50
    Opinac North America. . . .  50



                (C)                Detail     Debit     Credit
---------------------------------  ------     -----     ------
Other Investments . . . . . . . .             74,750
    Cash & Temporary Investments.                       74,750


(C) To reclass Opinac North America temporary cash investments because the original maturities are greater than 90 days, therefore, they are not considered cash equivalents.


                  (D)                Detail     Debit     Credit
-----------------------------------  ------     -----     ------
Accounts Receivable . . . . . . . .             7,816
    Advances - Parent/Subsidiaries.                       7,816


(D)     To reclass advances to parent to accounts receivables.


              (E)            Detail     Debit      Credit
---------------------------  ------     -----      ------
Translation Adjustment. . .             26,495
   Paid in surplus. . . . .                         4,151
   Accumulated Other. . . .                        22,344
      Comprehensive Income


(E) To reclass translation adjustment to Accumulated Other Comprehensive Income in accordance with SFAS 130.

                        NIAGARA MOHAWK POWER CORPORATION
                           OPINAC NORTH AMERICA, INC.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


                 (F)                Detail     Debit     Credit
---------------------------------  ------      -----     ------
Other Income-Taxes. . . . . . . .             3,597
  Federal & Foreign Income Taxes.                        3,597


(F)     To reclass taxes for consolidated reporting purposes.


          (G)             Detail      Debit     Credit
------------------------  -------     -----     ------
Other Income . . . . . .              178,190
Other Income Deductions.                        178,190

(G)     To reclass Other Income for consolidated reporting purposes.

                        NIAGARA MOHAWK POWER CORPORATION
                           NIAGARA MOHAWK ENERGY, INC.
                CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                                                                                Global
                                                                       Inter-                    NM             Energy
                             Reported                  Consolidated   Company        NM        Energy         Enterprises
                              Total       Reclasses       Total     Eliminations    Energy     Marketing         India
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------
ASSETS
------
 Other Investments . . . .  $  10,599   $           -   $ 10,599   $           -   $10,550   $          -   $           49
 Investments-subsidiaries.          -               -          -          10,841 A (10,841)             -              -
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------
                               10,599               -     10,599          10,841      (291)             -               49
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------

Cash & temporary invest. .     10,369               -     10,369               -    17,246         (9,154)              56
Accounts receivable. . . .      9,519               -      9,519               -       705          8,809                5
Advances-Parents/Subs. . .      7,816               -      7,816         (12,657)B  16,029          4,444
Gas storage. . . . . . . .      1,033               -      1,033               -         -          1,033                -
Income tax recoverables. .        684               -        684               -       684              -                -
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------
                               29,421               -     29,421         (12,657)   34,664          5,132               61
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------

Other assets . . . . . . .      1,818               -      1,818               -       802            722              294
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------

TOTAL ASSETS . . . . . . .  $  41,838   $           -   $ 41,838   $      (1,816)  $35,175   $      5,854   $          404
                            ==========  ==============  =========  ==============  ========  =============  ===============

CAPITALIZATION &
LIABILITIES
-----------------
Common stock . . . . . . .  $       -   $           -   $      -   $         (10)A         $           10   $            -
Paid in surplus. . . . . .     55,000               -     55,000          (4,250)A  55,000              -              950
Retained earnings. . . . .    (21,440)              -    (21,440)         15,037 A (21,440)       (13,013)            (929)
Translation adjustment . .        (90)              -        (90)              -         -              -              (90)
Minority interest. . . . .          -            (219)E      219              64 A     155
Accumulated other
  comprehensive income . .          -               -          -               -         -              -                -
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------
                               33,470            (219)    33,689          10,841    33,715        (13,003)             (69)
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------

Accounts payable . . . . .      7,616               -      7,616         (12,657)B   1,049         18,751              473
Accrued taxes. . . . . . .          -               -          -               -         -              -                -
Accrued other. . . . . . .        533               -        533               -       411            106                -
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------
                                8,149               -      8,149         (12,657)    1,460         18,857              473
                            ----------  --------------  ---------  --------------  --------  -------------  ---------------

Accumulated defererd taxes          -               -          -               -         -              -                -
Deferred Credits . . . . .        219             219 E                        -         -              -                -
                            ----------  --------------  ---------  --------------  --------  -------------  ----------------

TOTAL LIABILITIES
& CAPITALIZATION . . . . .  $  41,838   $           -   $ 41,838   $      (1,816)  $35,175   $      5,854   $          404
                            ==========  ==============  =========  ==============  ========  =============  ===============


                               Dolphin
                            Investments
                           International
                                Inc.
                           -------------
ASSETS
------
 Other Investments . . . .  $    -
 Investments-subsidiaries.       -
                            -------
                                 -
                            -------

Cash & temporary invest. .   2,221
Accounts receivable. . . .       -
Advances-Parents/Subs. . .       -

Gas storage. . . . . . . .       -
Income tax recoverables. .       -
                            -------
                             2,221
                            -------

Other assets . . . . . . .       -
                            -------

TOTAL ASSETS . . . . . . .  $2,221
                            =======

CAPITALIZATION &
LIABILITIES
----------------
Common stock . . . . . . .  $    -
Paid in surplus. . . . . .    3,300
Retained earnings. . . .     (1,095)
Translation adjustment . .       -
Minority interest. . . . .       -
Accumulated other
  comprehensive income           -
                            -------
                             2,205
                            -------

Accounts payable . . . . .       -
Accrued taxes. . . . . . .       -
Accrued other. . . . . . .      16
                            -------
                                16
                            -------

Accumulated defererd taxes       -
Deferred Credits . . . . .       -
                            -------

TOTAL LIABILITIES
& CAPITALIZATION . . . . .  $2,221
                            =======


                        NIAGARA MOHAWK POWER CORPORATION
                           NIAGARA MOHAWK ENERGY, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                                                                                     Global
                                                                            Inter-                     NM            Energy
                               Reported                    Consolidated      Company         NM         Energy       Enterprises
                                 Total       Reclasses         Total       Eliminations    Energy     Marketing         India
                              ----------  --------------    ---------      --------------  --------  -------------  ---------------
 Revenue
    Electric . . . . . . . .  $       -   $  (129,667)C     $ 129,667      $       -       $      5   $  129,662    $       -
    Gas. . . . . . . . . . .          -       (36,502)C        36,502              -             -        36,502            -
   Transportation. . . . . .          -           (41)C            41              -              -           41            -
   Energy Services . . . . .          -          (613)C           613              -            613            -            -
   Consulting. . . . . . . .          -           (23)C            23              -              -            -           23
   Miscellaneous . . . . . .          -        (2,977)C         2,977              -              -        2,215            -
                              ----------  -----------       ----------     ----------      ---------  -----------   -----------

                                      -      (169,823)        169,823              -            618      168,420           23
                              ----------  -----------       ----------     ----------      ---------  -----------   -----------

Operating Expenses
   Cost of Sales . . . . . .          -      (168,295)D       168,295              -            419      167,876            -
   Administrative. . . . . .          -        (9,450)D         9,450              -          1,259        7,713          365
   Rent. . . . . . . . . . .          -          (886)D           886              -            258          533           95
   Depreciation & Amort. . .          -          (502)D           502              -            144          348           10
   Minority Interest . . . .        (64)D          64              64              -              -            -            -
                              ----------  -----------       ----------     ----------      ---------  -----------   -----------

                                      -      (179,197)        179,197             64          2,080      176,470          470
                              ----------  -----------       ----------     ----------      ---------  -----------   -----------


Operating Income . . . . . .          -         9,374          (9,374)           (64)        (1,462)      (8,050)        (447)

Other Income & Deductions
   Taxes . . . . . . . . . .      7,723         7,723 D            -               -              -            -            -
   Other Income. . . . . . .    169,823       169,823 C            -               -              -            -            -
   Other Deductions. . . . .    186,920       186,920 D            -               -              -            -            -
   Loss in Affiliates. . . .          -             -              -          (7,912)         7,912            -            -
                              ----------  -----------       ----------     ----------      ---------  -----------   ----------

NET INCOME (LOSS). . . . . .     (9,374)            -          (9,374)         7,848 A       (9,374)      (8,050)        (447)

Retained earnings-beginning.    (12,066)            -         (12,066)         7,189 A      (12,066)      (4,963)        (482)
                              ----------  -----------       ----------     ----------      ---------  -----------   -----------

Retained earnings - end. . .  $ (21,440)  $         -       $ (21,440)     $  15,037 A     $(21,440)  $  (13,013)   $    (929)
                              ==========  ===========       ==========     ==========      =========  ===========   ==========
</table)
                                Dolphin
                              Investments
                             International
                                 Inc.
                             -------------
 Revenue
    Electric . . . . . . . .  $        -
    Gas. . . . . . . . . . .           -
   Transportation. . . . . .           -
   Energy Services . . . . .           -
   Consulting. . . . . . . .           -
   Miscellaneous . . . . . .         762
                              -----------
                                     762
                              -----------

Operating Expenses
   Cost of Sales . . . . . .          -
   Administrative. . . . . .         113
   Rent. . . . . . . . . . .          -
   Depreciation & Amort. . .          -
   Minority Interest . . . .          -
                              -----------
                                     113
                              -----------

Operating Income . . . . . .         649

Other Income & Deductions
   Taxes . . . . . . . . . .           -
   Other Income. . . . . . .           -
   Other Deductions. . . . .           -
   Loss in Affiliates. . . .           -
                              -----------

NET INCOME (LOSS). . . . . .         649

Retained earnings-beginning.      (1,744)
                              -----------

Retained earnings - end. . .  $   (1,095)
                              ===========

</table)

                                                                            S-28

                        NIAGARA MOHAWK POWER CORPORATION
                           NIAGARA MOHAWK ENERGY, INC.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)



                  (A)                         Detail     Debit    Credit
------------------------------------------    -------    -----    ------
Capital Stocks of Subsidiary Companies . .                  10
   - Consolidated
       NM Energy Marketing . . . . . . . .      10

Paid in Surplus. . . . . . . . . . . . . .                4,250
      Global Energy Enterprises India. . .     950
      Dolphin Investments International. .   3,300

Investment in Subsidiary Companies
 - Consolidated. . . . . . . . . . . . . .               10,841
     NM Energy . . . . . . . . . . . . . .  10,841

Retained Earnings (at beginning of year) .                        7,189
    NM Energy Marketing. . . . . . . . . .  (4,963)
    Global Energy Enterprises India. . . .    (482)
    Dolphin Investments International. . .  (1,744)

Net Income of Subsidiaries for the period
1/1/98 through 12/31/98. . . . . . . . . .                        7,848
    NM Energy Marketing. . . . . . . . . .  (8,050)
    Global Energy Enterprises India. . . .    (447)
    Dolphin Investments International. . .     649

Minority Interest (retained earnings). . .                           64


(A)     To eliminate the investment in subsidiary companies.




                  (B)                   Detail    Debit    Credit
-----------------------------------     ------    -----    ------
Accounts Payable. . . . . . . . . .               12,657
    NM Energy . . . . . . . . . . .     12,647
    NM Energy Marketing . . . . . .         10

Accounts Receivable . . . . . . . .                        12,657
   NM Energy. . . . . . . . . . . .         10
   NM Energy Marketing. . . . . . .     12,174
   Global Energy Enterprises India.        473


(B)     To eliminate the advances to/from parents/subsidiary companies.

                        NIAGARA MOHAWK POWER CORPORATION
                           NIAGARA MOHAWK ENERGY, INC.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


               (C)                     Detail      Debit       Credit
---------------------------            -------     -----       ------
Revenue. . . . . . .                               169,823
    Electric . . . .                   129,667
    Gas. . . . . . .                    36,502
    Transportation .                        41
    Energy Services.                       613
    Consulting . . .                        23
    Miscellaneous. .                     2,977

Other Income . . . .                                          169,823


(C)     To reclass Operating Revenue to Other Income for presentation purposes.


               (D)                        Detail       Debit       Credit
------------------------------            -------      -----       ------
Other Deductions . . . . . .                           186,920

Taxes. . . . . . . . . . . .                                         7,723
Operating Expenses . . . .                                         179,197
    Costs of Sales . . . . .              168,295
    Administrative . . . . .                9,450
    Rent . . . . . . . . . .                  886
    Depreciation and Amort..                  502
    Minority Interest. . . .                   64


(D) To reclass Operating Expenses to Taxes and Other Deductions for presentation purposes.




               (E)                    Detail      Debit       Credit
------------------------------        ------      -----       ------
Minority interest.                                219

Deferred credit. .                                            219


(E) To reclass Minority Interest to Deferred Credit for presentation purposes.

                        NIAGARA MOHAWK POWER CORPORATION
                               OPINAC ENERGY CORP.
                CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                Opinac         Opinac
                              Energy Corp   Energy Corp                                        CNP
                                 Total         Total       Opinac                         Consolidated
                              US Dollar*      Canadian     Energy      Reclasses              Total
                             -------------  ------------  ---------  --------------       ------------
ASSETS
Utility Plant (net) . . . .  $          -   $          -  $      -   $     (60,740)C      $60,740
                             -------------  ------------  ---------  --------------       -------

Other investments . . . . .         8,297         12,696     2,008          10,688 C            -
Investments-Subsidiaries. .             -              -         -               -              -
                             -------------  ------------  ---------  --------------       -------
                                    8,297         12,696     2,008          10,688              -
                             -------------  ------------  ---------  --------------       -------

Cash & temporary invest.. .        76,683        117,342   117,342         (10,173)C       10,173
Accounts receivable . . . .         1,269          1,942     1,942          (4,941)C        4,941
Inventory . . . . . . . . .             -              -         -          (1,518)C        1,518
Income tax recoverables . .             -              -         -            (530)C          530
                             -------------  ------------  ---------  --------------       -------
                                   77,952        119,284   119,284         (17,162)        17,162
                             -------------  ------------  ---------  --------------       -------

Deferred pension costs. . .             -              -         -          (2,933)C        2,933
Debt reserve. . . . . . . .             -              -         -            (479)C          479
Other assets. . . . . . . .             -              -         -            (172)C          172
                             -------------  ------------  ---------  --------------       -------
                                        -              -         -          (3,584)         3,584
                             -------------  ------------  ---------  --------------       -------

TOTAL ASSETS. . . . . . . .  $     86,249   $    131,980  $121,292   $     (70,798)       $81,486
                             =============  ============  =========  ==============       =======

CAPITALIZATION
AND LIABLITIES
Common stock. . . . . . . .  $      7,433   $      9,007  $  9,007   $           -        $     -
Paid in surplus . . . . . .        21,336         24,264    24,264               -              -
Retained earnings . . . . .        78,705         97,956    97,956         (21,376)C       21,376
Translation adjustment. . .       (21,718)             -         -               -              -
Minority interest . . . . .             -              -   (10,688)         10,688 C            -
Accumulated other . . . . .             -              -         -               -              -
  comprehensive income. . .             -              -         -               -              -
                             -------------  ------------  ---------  --------------       -------
                                   85,756        131,227   120,539         (10,688)        21,376
                             -------------  ------------  ---------  --------------       -------

Long-term debt. . . . . . .             -              -         -         (38,419)C       38,419
                             -------------  ------------  ---------  --------------       -------

Accounts payable. . . . . .            88            134       134          (2,807)C        2,807
Income taxes payable. . . .             -              -         -          (1,038)C        1,038
Deferred taxes payable. . .           319            487       487          (8,479)C        8,479
Current long-term debt. . .             -              -         -          (4,301)C        4,301
Accrued other . . . . . . .             -              -         -               -              -
                             -------------  ------------  ---------  --------------       -------
                                      407            621       621         (16,625)        16,625
                             -------------  ------------  ---------  --------------       -------

Accumulated deferred taxes.            86            132       132               -              -
Deferred credits. . . . . .             -              -         -          (5,066)C        5,066
                             -------------  ------------  ---------  --------------       -------

TOTAL LIABILITIES
& CAPITALIZATION. . . . . .  $     86,249   $    131,980  $121,292   $     (70,798)       $81,486
                             =============  ============  ========   ==============       =======


* Exchange rate 0.6535

                        NIAGARA MOHAWK POWER CORPORATION
                               OPINAC ENERGY CORP.
                CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1998
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)



                                  Inter                                                 Canadian
                                 Company                                Cowley         Wind Power
                              Eliminations                Ontario        Ridge           Company
                              and Reclasses      CNP        Inc.       Partnership        Inc.
                             ---------------  ---------  -----------  -------------   ----------
ASSETS
Utility Plant (net) . . . .  $         43 A   $  42,586  $     64     $    180        $ 17,867
                             -------------    ---------  --------     --------        --------

Other investments
Investments-Subsidiaries. .        (3,894)A       1,577         -        2,317               -
                             -------------    ---------  --------     --------        --------
                                   (3,894)        1,577         -        2,317               -
                             -------------    ---------  --------     --------        --------

Cash & temporary invest.. .             -         9,419         7            7             740
Accounts receivable . . . .          (783)B       4,566         -           12           1,146
Inventory . . . . . . . . .             -           964         -            6             548
Income tax recoverables . .             -             -         -            -             530
                             -------------    ---------  --------     --------        --------
                                     (783)       14,949         7           25           2,964
                             -------------    ---------  --------     --------        --------

Deferred pension costs. . .             -         2,933         -            -               -
Debt reserve. . . . . . . .             -             -         -            5             474
Other assets. . . . . . . .             -           116         -            1              55
                             -------------    ---------  --------     --------        --------
                                        -         3,049         -            6             529
                             -------------    ---------  --------     --------        --------

TOTAL ASSETS. . . . . . . .  $     (4,634)    $  62,161  $     71     $  2,528         $21,360
                             =============    =========  ========     ========        ========

CAPITALIZATION
AND LIABLITIES
Common stock. . . . . . . .  $        (70)A   $       -  $     70     $      -         $     -
Paid in surplus . . . . . .        (3,660)A           -         -        2,836             824
Retained earnings . . . . .          (121)A      21,376       (10)        (425)            556
Translation adjustment. . .             -             -         -            -               -
Minority interest . . . . .             -             -         -            -               -
Accumulated other
  comprehensive income. . .             -             -         -            -               -
                             -------------    ---------  --------     --------        --------
                                   (3,851)       21,376        60        2,411           1,380
                             -------------    ---------  --------     --------        --------

Long-term debt. . . . . . .             -        28,000         -          104          10,315
                             -------------  -----------  --------     --------        --------

Accounts payable. . . . . .          (783)B       2,638        11           10             931
Income taxes payable. . . .             -         1,081         -            -             (43)
Deferred taxes payable. . .             -             -         -            -           8,479
Current long-term debt. . .             -         4,000         -            3             298
Accrued other . . . . . . .             -             -         -            -               -
                             -------------    ---------  --------     --------        ---------
                                     (783)        7,719        11           13           9,665
                             -------------    ---------  --------     --------        --------

Accumulated deferred taxes.             -             -         -            -               -
Deferred credits. . . . . .             -         5,066         -            -               -
                             -------------    ---------  --------     --------        ---------

TOTAL LIABILITIES
& CAPITALIZATION. . . . . .  $     (4,634)    $  62,161  $     71     $  2,528        $ 21,360
                             =============    =========  ========     ========        ========


                        NIAGARA MOHAWK POWER CORPORATION
                               OPINAC ENERGY CORP.
                        CONSOLIDATING STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                Opinac       Canadian
                                Energy        Energy                                                  CNP
                                 Total        Total                       Opinac                   Consolidated
                               US Dollar     Canadian     Reclasses       Energy       Reclasses      Total
                               ---------     --------     ---------       ------       ---------   -----------
Revenue
  Electric Utility . . . . .   $      -      $      -     $       -       $      -     $ (39,433)D  $ 39,433
  Interest Income. . .  . .           -             -             -              -             -           -
                               ---------     ---------    ----------      ----------   ----------   ---------
                                      -             -             -              -       (39,433)     39,433
                               ---------     ---------    ----------      ----------   ----------   ---------
Operating Expenses
  Electric Utility . . . . .          -             -             -              -       (13,993)D    13,993
  Administration . . . . . .          -             -          (128)C          128        (3,968)D     3,968
  Depreciation . . . . . . .          -             -             -              -        (1,825)D     1,825
  Minority Interest. . . . .          -             -             -              -             -           -
                               ---------     ---------    ----------      ----------   ----------   ---------
                                      -             -          (128)           128       (19,786)     19,786
                               ---------     ---------    ----------      ----------   ----------   ---------
Operating Income . . . . . .          -             -           128           (128)      (19,647)     19,647

Other Income & Deductions
 Taxes . . . . . . . . . . .     (4,126)       (6,612)       (6,612)C            -             -           -
  Other Income . . . . . . .      8,367        13,591             -         13,591             -           -
  Other Deductions . . . . .        140           208           128 C           80        (2,872)D     2,872
  Loss in Affiliates . . . .          -             -             -              -             -           -
                               ---------     ---------    ----------      ---------    ----------   ---------

INCOME (LOSS) BEFORE TAXES .      4,101         6,771        (6,612)        13,383       (16,775)     16,775

Taxes. . . . . . . . . . . .          -             -        (6,612)C        6,612        (7,542)D     7,542
                               ---------     ---------    ----------      ---------    ----------   ---------

NET INCOME (LOSS). . . . . .      4,101         6,771             -          6,771        (9,233)      9,233

Retained earnings-beginning.     85,314       107,609             -        107,609       (17,143)D    17,143

Dividend Paid. . . . . . . .    (10,710)      (16,424)            -        (16,424)            -           -

Prior Period Adjustment. . .          -             -             -              -         5,000      (5,000)
                               ---------     ---------    ----------      ---------    ----------   ---------

RETAINED EARNINGS-END. . .     $ 78,705      $ 97,956     $       -       $ 97,956     $ (21,376)   $ 21,376
                               =========     =========    ==========      =========    ==========   =========


                        NIAGARA MOHAWK POWER CORPORATION
                               OPINAC ENERGY CORP.
                        CONSOLIDATING STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                            (In Thousands of Dollars)


                                                                                       Canadian
                                  Inter                                Cowley         Wind Power
                                 Company                   Ontario      Ridge           Company
                               Eliminations      CNP         Inc.       Partnership      Inc.
                              -------------   ---------  ------------  -------------  -----------
Revenue
  Electric Utility . . . . .  $           -   $ 36,162   $        15   $         27   $  3,229
  Interest Income. . . . . .              -          -             -              -          -
                              --------------  ---------  ------------  -------------  ---------
                                          -     36,162            15             27      3,229
                              --------------  ---------  ------------  -------------  ---------

Operating Expenses
  Electric Utility . . . . .              -     12,972            18             10        993
  Administration . . . . . .            (67)C    4,011             -              -         24
  Depreciation . . . . . . .             67C     1,007             3              7        741
  Minority Interest. . . . .              -          -             -              -          -
                              --------------  ---------  ------------  -------------  ---------
                                          -     17,990            21             17      1,758
                              --------------  ---------  ------------  -------------  ---------

Operating Income . . . . . .              -     18,172            (6)            10      1,471

Other Income & Deductions
 Taxes . . . . . . . . . . .              -          -             -              -          -
  Other Income . . . . . . .           (161)       161             -              -          -
  Other Deductions . . . . .              -      1,693             -             11      1,168
  Loss in Affiliates . . . .              -          -             -              -          -
                              --------------  ---------  ------------  -------------  ---------

INCOME (LOSS) BEFORE TAXES .           (161)    16,640            (6)            (1)       303

Taxes. . . . . . . . . . . .              -      7,407             -              -        135
                              --------------  ---------  ------------  -------------  ---------

NET INCOME (LOSS). . . . . .           (161)A    9,233            (6)            (1)       168

Retained earnings-beginning.             40 A   17,143            (4)          (424)       388

Dividend Paid. . . . . . . .              -          -             -              -          -

Prior Period Adjustment. . .              -     (5,000)            -              -          -
                              --------------  ---------  ------------  -------------  ---------

RETAINED EARNINGS-END. . . .  $        (121)A $ 21,376   $       (10)  $       (425)  $    556
                              ==============  =========  ============  =============  =========


                        NIAGARA MOHAWK POWER CORPORATION
                               OPINAC ENERGY CORP.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


                   (A)                          Detail      Debit     Credit
------------------------------------------      -------     -----     ------
Capital Stocks of Subsidiary Companies . .                     70
   - Consolidated
       Ontario Inc.. . . . . . . . . . . .      70

Paid in Surplus. . . . . . . . . . . . . .                  3,660
      Cowley Ridge Partnership . . . . . .   2,836
      Canadian Wind Power Company. . . . .     824

Utility Plant (net). . . . . . . . . . . .                     43

Net Income of Subsidiaries for the period
1/1/98 through 12/31/98. . . . . . . . . .                   161
    Ontario Inc. . . . . . . . . . . . . .      (6)
    Cowley Ridge Partnership . . . . . . .      (1)
    Canadian Wind Power Company. . . . . .     168

Investment in Subsidiary Companies
 - Consolidated. . . . . . . . . . . . . .                            3,894
     CNP . . . . . . . . . . . . . . . . .   1,577
     Cowley Ridge Partnership. . . . . . .   2,317

Retained Earnings (at beginning of year) .                               40
    Ontario Inc. . . . . . . . . . . . . .      (4)
    Cowley Ridge Partnership . . . . . . .    (424)
    Canadian Wind Power Company. . . . . .     388


(A)     To eliminate the investment in subsidiary companies.

          (B)                        Detail    Debit     Credit
------------------------             ------    -----     ------
Accounts Payable . . . .                       783
    Accounts Receivable.                                 783


(B)     To eliminate the advances to/from parent/subsidiary companies.

                        NIAGARA MOHAWK POWER CORPORATION
                               OPINAC ENERGY CORP.
          INTER-COMPANY ELIMINATIONS, ADJUSTMENTS AND RECLASSIFICATIONS
                                DECEMBER 31, 1998
                            (In Thousands of Dollars)


                 (C)                      Detail     Debit      Credit
-------------------------------------     ------     -----      ------
Depreciation. . . . . . . . . . . . .                    67
   Administration . . . . . . . . . .                               67

Other Income & Deductions-Deductions.                   128
Other Income & Deductions - Taxes . .                 6,612
    Taxes . . . . . . . . . . . . . .                            6,612
    Administration. . . . . . . . . .                              128

Retained Earnings . . . . . . . . . .                21,376
Long-term Debt. . . . . . . . . . . .                38,419
Accounts Payable. . . . . . . . . . .                 2,807
Income Taxes Payable. . . . . . . . .                 1,038
Deferred Taxes Payable. . . . . . . .                 8,479
Current-Long-term Debt. . . . . . . .                 4,301
Deferred Credits. . . . . . . . . . .                 5,066
   Other Investments. . . . . . . . .                           81,486

Other Investments . . . . . . . . . .                81,486
   Utility Plant. . . . . . . . . .                          .  60,740
   Cash & Temporary Investments . . .                           10,173
   Accounts Receivable. . . . . . . .                            4,941
   Inventory. . . . . . . . . . . . .                            1,518
   Income Tax Recoverables. . . . . .                              530
   Deferred Pension Costs . . . . . .                            2,933
   Debt Reserve . . . . . . . . . . .                              479
   Other Assets . . . . . . . . . . .                              172

Other Investments . . . . . . . . . .                10,688
   Minority Interest. . . . . . . . .                           10,688


(C)     To reclass items for presentation purposes.


                 (D)                            Detail     Debit    Credit
----------------------------------------        ------     -----    ------
Revenue. . . . . . . . . . . . . . . . .                   39,433
   Operating Expenses-Electric Utility .                            13,993
   Operating Expenses-Administration . .                             3,968
   Operating Expenses - Depreciation . .                             1,825
   Other Income & Deductions-Deductions.                             2,872
   Taxes . . . . . . . . . . . . . . . .                             7,542
   Net Income. . . . . . . . . . . . . .                             9,233


(D)     To eliminate investment in CNP.

                                    EXHIBIT B

[ARTICLE] UT
[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENT OF INCOME, AND
CONSOLIDATED STATEMENT OF CASH FLOWS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.
[/LEGEND]
[MULTIPLIER] 1000

[PERIOD-TYPE]                YEAR
[FISCAL-YEAR-END]                          DEC-31-1998
[PERIOD-END]                               DEC-31-1998
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-ASSETS]                                13861187
[TOTAL-OPERATING-REVENUES]                     3826373
[NET-INCOME]                                  (120825)

            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

                                    EXHIBIT C


An organization chart shows the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                      NMPC
                                     (100%)

                              Opinac North America
                                     (100%)

                                  Opinac Energy
                                      (50%)

                                       CNP


                                     (100%)
                                  Alberta, Ltd.



            (99.99%)   (0.01%)              (0.01%)   (99.99%)
            Cowley Partnership              Wind Power Company

                             (1%)            (99%)
                               Cowley Ridge Wind
                                 Power Facility

        NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES


The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 26th day of February 1999.




Corporate Seal
Attest:                        NIAGARA MOHAWK POWER CORPORATION
                                     (Name of Claimant)




By /s/Steven W. Tasker
---------------------------------------
Steven W. Tasker
Vice President-Controller



By /s/ Kapua A. Rice
---------------------------------------
Kapua A. Rice
Secretary



Name, title and address of officer to who notices and correspondence concerning this statement should be addressed:



Steven W. Tasker, Vice President-
Controller and Principal
Accounting Officer
Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, New York 13202